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                                                                    Exhibit 99.2

                                                                     (BESI LOGO)

                                           FOR: BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands

                                  PRESS RELEASE

             BE SEMICONDUCTOR INDUSTRIES ANNOUNCES ANALYST DAY 2005

Drunen, the Netherlands, December 5, 2005, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), today announced that it will review the semiconductor equipment market, its product portfolio, production strategies, research and development activities, and operations in a meeting with analysts at its Fico-subsidiary in Duiven, the Netherlands, on December 6, 2005. Besi will also provide perspective on its strategy and its execution. All presentations from Besi's Analyst Day 2005 will be available on the Company's website at www.besi.com on December 6, 2005.

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.

CONTACTS:
Richard W. Blickman
Cor te Hennepe
Hetwig van der Sande
Claudia Vissers
tel. (31) 416 384345